UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-33037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Primis Bank (Formerly Sonabank)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMIS FINANCIAL CORP.

(Formerly SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.)

6830 Old Dominion Drive

McLean, Virginia 22101

Financial Statements and Supplemental Schedules

December 31, 2020 and 2019

VBA Defined Contribution Plan for Primis Bank

VBA Defined Contribution Plan for Primis Bank

Financial Statements and Supplemental Schedules

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants of

VBA Defined Contribution Plan for Primis Bank

Glen Allen, VA

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Primis Bank (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental schedules as of and for the year ended December 31, 2020, have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

We have not been able to determine the specific year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2008.

/s/ Dixon Hughes Goodman LLP

Asheville, NC

June 29, 2021

VBA Defined Contribution Plan for Primis Bank

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Investments at fair value	$27,196,880	$25,828,953

Receivables
Notes receivable from participants	548,803	634,036
	548,803	634,036

Cash	-	424
Net assets available for benefits	$27,745,683	$26,463,413

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Primis Bank

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$2,084,257
Interest and dividends	680,095
Total investment income	2,764,352

Interest income on notes receivable from participants	27,917

Contributions
Participant	1,367,740
Employer	795,000
Rollover	323,852
Total contributions	2,486,592

Total additions	5,278,861

Deductions from net assets attributed to:
Benefits paid to participants	3,919,891
Administrative expenses	76,700
Total deductions	3,996,591

Net increase	1,282,270
Net assets available for benefits:
Beginning of year	26,463,413
End of year	$27,745,683

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Primis Bank

Notes to Financial Statements

December 31, 2020 and 2019

1.   Description of Plan

The following description of the VBA Defined Contribution Plan for Primis Bank (formerly Sonabank) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Rebranding Initiative and Proposed Name Change

As part of the Southern National Bancorp of Virginia, Inc.’s (the “Company”) rebranding initiatives, on January 28, 2021, the Board of Directors of the Company approved changing the Company’s name to Primis Financial Corp., effective as of March 31, 2021. The Company’s wholly-owned banking subsidiary, Sonabank (the “Bank”), also changed its name to Primis Bank, effective March 31, 2021. Effective March 31, 2021, our ticker symbol also changed from SONA to FRST and our website became www.primisbank.com.

General

The Plan is a defined contribution plan covering substantially all employees of Primis Bank (formerly Sonabank), the wholly-owned subsidiary of Primis Financial Corp. (formerly Southern National Bancorp of Virginia, Inc.). The management of the Company controls and manages the operation and administration of the Plan. Reliance Trust Company served as the custodian of the Plan as of December 31, 2019 and for the period January 1, 2020 through July 31, 2020, and Voya Financial served as the custodian as of December 31, 2020 and for the period August 1, 2020 through December 31, 2020. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined in the plan document, as pre-tax and/or Roth after-tax elective deferrals, subject to Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Upon satisfying the Plan’s eligibility criteria, a participant will be automatically enrolled in the Plan to defer 3% of annual compensation on a pre-tax basis unless the participant (i) elects to defer any annual compensation, or (ii) elects to defer a different percentage of annual compensation. The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. The employer shall make an Employer Matching Contribution for each Plan year in the amount of a discretionary percentage to be determined by the employer on a year to year basis. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers employer stock, a common collective trust fund, a money market fund and mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings (losses), and charged with benefit payments and transaction fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service, as defined in the Plan. Participants are 100 percent vested after two years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2020, outstanding loans bore interest rates ranging from 3.50% to 5.75%. Principal and interest are paid ratably through payroll deductions.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. Among the various provisions included in CARES Act, were provisions applicable to retirement plans. The Plan permitted increasing the limit for plan loans and the suspension of loan repayments for up to one year.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment or annuity as defined in the plan document. In-service hardship withdrawals are permitted from a rollover account. In-service severe hardship withdrawals are permitted from the pre-tax account.

Among the various provisions applicable to retirement plans included in CARES Act, the Plan adopted certain provisions allowing eligible plan participants to request penalty-free distributions of up to the lesser of $100,000 or 100% of their vested account balance for qualifying reasons associated with the COVID-19 pandemic. The Plan suspended repayment of loans outstanding on or after March 27, 2020 and allowed the suspension period to be disregarded in determining the otherwise applicable 5 year repayment period. Under the Setting Every Community Up for Retirement Enhancement Act, the Plan had delayed the commencement date for required minimum distributions to age 72 beginning in 2020.

Forfeitures

At December 31, 2020 and 2019, forfeited nonvested accounts were $14,426 and $34,853, respectively. During 2020, the $11,924 of forfeited nonvested accounts were used to reduce employer contributions.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Recent Accounting Pronouncements

In August 2018, Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820). This ASU adds, eliminates and modifies certain disclosure requirements for fair value measurements. The amendments in ASU 2018-13 were effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted ASU 2018-13 on January 1, 2020, and the adoption did not have a material impact on the Plan’s financial statements.

3.   Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1: Observable inputs such as quoted prices in active markets.
●	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds, money market funds and the Company’s common stock. The fair value of the Plan’s investment in the Company’s common stock is determined by the closing price reported on NASDAQ.

The common collective trust fund is valued at the closing net asset value (“NAV”) of the units held by the Plan at year end based on information provided and certified by the custodians as the practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The common collective trust fund is not required to be classified within a level of the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2020 and 2019:

	Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual funds	$25,374,825	$-	$-	$25,374,825
Primis common stock*	1,137,649	-	-	1,137,649
Money market fund	20,590	-	-	20,590
Total	$26,533,064	$-	$-	$26,533,064

Investments measured at net asset value:
Common collective trusts:
Stable value fund**				663,816
Total investments				$27,196,880

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$18,952,660	$-	$-	$18,952,660
Primis common stock*	1,310,094	-	-	1,310,094
Money market fund	34,906	-	-	34,906
Total	$20,297,660	$-	$-	20,297,660

Investments measured at net asset value:
Common collective trusts:
Stable value fund**				3,803,417
Index funds***				806,739
Blend funds				921,137
Total common collective trusts				5,531,293
Total investments				$25,828,953

*Formerly Southern National Bancorp of Virginia, Inc.

**Represents investment in a common collective trust fund consisting of equity securities in domestic and foreign corporations and various fixed-income securities. There are no unfunded commitments. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to 12 months’ notice.

***Represents investments in index funds that track the performance of bonds, U.S. stocks in the S&P 500 Index and international stocks. There are no unfunded commitments, and there are no restrictions on withdrawals.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.   Exempt Party-In-Interest Transactions

Certain Plan investments held during the year are shares of mutual funds managed by Reliance Trust Company and Voya Financial. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Reliance Trust Company and Voya Financial are the custodians of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan during the year ended December 31, 2020 for administrative services were $56,591 and $20,109 to Reliance Trust Company and Voya Financial, respectively.

At December 31, 2020 and 2019, the Plan held 93,943 and 80,128 shares, respectively, of the Company’s common stock. During 2020, the Plan did not record any dividend income related to the Company’s common stock.

5.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.   Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC. The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated March 31, 2014 that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Response to COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The spread of COVID-19 had caused significant uncertainty, volatility and disruption in the U.S. and global economy and had disrupted banking and other financial activity in the areas in which the Company operates. The Plan was exposed to potential risks and uncertainties as a result of the economic events associated with the outbreak of the coronavirus pandemic. However, the resulting financial impact caused by COVID-19 to the Plan was minimal.

VBA Defined Contribution Plan for Primis Bank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 002

December 31, 2020
(a) lessor or similar party	(b) Identity of issue, borrower	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

Common collective trust:
	Goldman Sachs	Stable Value Fund		$663,816

Mutual funds:
*	Voya	Intermediate Bond Fund		388,553
	Fidelity	U.S. Bond Index Fund		189,401
	Fidelity	500 Index Fund		643,637
	Fidelity	Extended Market Index Fund		5,439
	Fidelity	Total International Index Fund		84,175
	Vanguard	Institutional Target Retirement Income Fund		712,285
	Vanguard	Institutional Target Retirement 2015 Fund		2,258,181
	Vanguard	Institutional Target Retirement 2020 Fund		635,665
	Vanguard	Institutional Target Retirement 2025 Fund		4,120,223
	Vanguard	Institutional Target Retirement 2030 Fund		2,392,168
	Vanguard	Institutional Target Retirement 2035 Fund		2,393,269
	Vanguard	Institutional Target Retirement 2040 Fund		1,907,371
	Vanguard	Institutional Target Retirement 2045 Fund		1,936,877
	Vanguard	Institutional Target Retirement 2050 Fund		1,119,385
	Vanguard	Institutional Target Retirement 2055 Fund		570,997
	Vanguard	Institutional Target Retirement 2060 Fund		143,710
	Vanguard	Institutional Target Retirement 2065 Fund		9,715
	Vanguard	Equity Income Fund		912,733
	MFS	Growth Fund		2,089,854
	T. Rowe Price	Mid-Cap Growth Fund		704,893
	Victory	Mid-Cap Value Fund		390,189
	Wasatch	Small Growth Fund		625,563
	Janus Henderson	Small-Cap Value Fund		378,394
	Cohen & Steers	Real Estate Securities Fund		142,397
	JP Morgan	Emerging Markets Equity Fund		311,610
	American Funds	EuroPacific Growth Fund		308,141

*	Primis	Common stock, 93,943 shares		1,137,649

*	Voya	Money market fund		20,590

*	Participant loans***	Maturing through 2048, interest rates ranging from 3.50% to 5.75%, collateralized by participant accounts	-	548,803
			$-	$27,745,683

*     Party-in-interest

**   Cost information omitted for participant-directed accounts.

*** The accompanying financial statements classify participant loans as notes receivable from participants.

See accompanying report of independent registered public accounting firm.

VBA Defined Contribution Plan for Primis Bank

Schedule of Reportable Transactions

Schedule H, Line 4j

EIN 20-2453966 Plan 002

December 31, 2020
	(a) Identity of party involved	(b) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset *	(h) Current Value of Asset on Transaction Date	(i) Net Gain/ (Loss)

Category (i)** - Single Transactions in Excess of Five Percent of Total Plan Assets:
	American Funds	EuroPacific Growth Fund	$-	$2,636,987	$2,291,626	$2,636,987	$345,361
	T. Rowe Price	Institutional Large Cap Growth Fund	-	3,642,157	2,228,312	3,642,157	1,413,845
*	Reliance Trust	Stable Value Fund	-	3,799,405	3,519,893	3,799,405	279,512
	MFS	Growth Fund	1,474,150	-	1,474,150	1,474,150	-
	Vanguard	Institutional Target Retirement 2015 Fund	2,113,689	-	2,113,689	2,113,689	-
	Vanguard	Institutional Target Retirement 2025 Fund	3,984,429	-	3,984,429	3,984,429	-
	Vanguard	Institutional Target Retirement 2030 Fund	2,358,729	-	2,358,729	2,358,729	-
	Vanguard	Institutional Target Retirement 2035 Fund	2,508,182	-	2,508,182	2,508,182	-
	Vanguard	Institutional Target Retirement 2045 Fund	1,626,449	-	1,626,449	1,626,449	-

Category (iii)** - Series of Transactions in Excess of Five Percent of Total Plan Assets:
	BlackRock	Equity Dividend Fund	$-	$1,663,829	$1,905,770	$1,663,829	$(241,941)
	American Funds	EuroPacific Growth Fund	-	3,032,144	2,664,852	3,032,144	367,292
	T. Rowe Price	Institutional Large Cap Growth Fund	-	4,065,704	2,562,230	4,065,704	1,503,474
	JP Morgan	Large Cap Value Fund	-	1,605,666	1,563,450	1,605,666	42,216
	T. Rowe Price	Mid-Cap Core Growth Fund	-	1,421,841	1,253,572	1,421,841	168,269
	Teachers Insurance	S&P 500 Index Retirement Fund	-	1,772,822	1,493,923	1,772,822	278,899
	Metropolitan West	Total Return Bond	-	1,510,361	1,404,783	1,510,361	105,577
	Voya	Strategic Income Intermediate Bond Fund	-	1,393,445	1,300,261	1,393,445	93,184
*	Reliance Trust	Stable Value Fund	-	4,649,374	4,336,630	4,646,374	312,744
	MFS	Growth Fund	2,211,203	-	2,211,203	2,211,203	-
	Vanguard	Institutional Target Retirement 2015 Fund	2,206,562	-	2,206,562	2,206,562	-
	Vanguard	Institutional Target Retirement 2025 Fund	4,217,651	-	4,217,651	4,217,651	-
	Vanguard	Institutional Target Retirement 2030 Fund	2,533,969	-	2,533,969	2,533,969	-
	Vanguard	Institutional Target Retirement 2035 Fund	2,682,177	-	2,682,177	2,682,177	-
	Vanguard	Institutional Target Retirement 2040 Fund	1,745,063	-	1,745,063	1,745,063	-
	Vanguard	Institutional Target Retirement 2045 Fund	1,794,880	-	1,794,880	1,794,880	-

*     Columns (e) and (f) are not applicable.

**   There were no category (ii) or (iv) transactions reportable for the year.

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Exhibit Index

Exhibit 23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm dated June 29, 2021.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Primis Financial Corp., as Plan Administrator of the VBA Defined Contribution Plan for Primis Bank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA DEFINED CONTRIBUTION PLAN
FOR PRIMIS BANK
By: Primis Financial Corp.,
Plan Administrator

DATE: June 29, 2021	/s/ Matthew Switzer
Matthew Switzer
Executive Vice President and Chief Financial Officer

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